TRUIST HH

April 5, 2024

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Change in Principals-Form SBSE-A

To whom it may concern:

The following three changes are being made to Truist Bank Security-Based Swap Dealer Principals.

Two individuals that served as Principals of the Truist Bank Security-Based Swap Dealer are being removed as Principals. The two individuals are:

> Hugh Cummins, NFA ID 460972, change in role does not require him to be a Principal, effective date April 4, 2024; and
> Hope Williams, no NFA ID, has left Truist and the termination date is March 31, 2024.

The following individual has become a Principal of the Truist Bank Security-Based Swap Dealer:

> Kristin Lesher, NFA ID 0562219, effective April 4, 2024.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606